UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    .
Commission File Number 001-08454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACCO Brands Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, Illinois 60047

ACCO BRANDS CORPORATION 401(k) PLAN

Financial Statements
December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan participants
of the ACCO Brands Corporation 401(k) Plan
ACCO Brands Corporation
Lake Zurich, Illinois

We have audited the accompanying statements of net assets available for benefits of the ACCO Brands Corporation 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the ACCO Brands Corporation 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 24, 2016

ACCO Brands Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

		December 31,
		2015	2014
Assets
	Investments, at fair value:	$215,481,902	$219,698,178

	Investments, at contract value:	30,422,839	31,531,671

	Receivables:
	Employer contribution	1,347,807	65,145
	Notes receivable from participants	7,142,516	7,395,214
	Total receivables	8,490,323	7,460,359

Net Assets Available for Benefits		$254,395,064	$258,690,208

See accompanying notes to financial statements

ACCO Brands Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income
Dividend and interest income	$13,037,143
Net depreciation in fair value of investments	(10,735,974)

Interest income on notes receivables from participants	237,329

Contributions:
Participant	10,476,442
Employer	8,201,249
Rollovers	575,940
Total contributions	19,253,631

Total additions	21,792,129

Deductions from net assets attributed to:
Benefits paid to participants	25,908,272
Administrative fees and other	179,001

Total deductions	26,087,273

Net decrease	(4,295,144)

Net assets available for benefits:
Beginning of year	258,690,208

End of year	$254,395,064

See accompanying notes to financial statements

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 1. Description of the Plan

The following description of the ACCO Brands Corporation 401(k) Plan (“the Plan”) is provided for general information purposes only. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at Four Corporate Drive, Lake Zurich, Illinois 60047.

General: ACCO Brands Corporation (“the Company” or “ACCO”) established the Plan as of August 16, 2005, in order to provide for participation by certain employees of ACCO who are paid on a salaried, hourly or commission basis. The Plan was amended and restated as of May 1, 2012. Effective May 1, 2012, generally all employees of a participating employer are immediately eligible to participate in the Plan. Prior to May 1, 2012, employees scheduled to work twenty hours or more per week were immediately eligible to participate. Employees who were scheduled to work less than twenty hours per week were eligible after one year of service as defined by the Plan.

The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Fidelity Management Trust Company serves as trustee of the Plan and performs certain recordkeeping and administrative functions for the Plan.

Significant features of the Plan are as follows:

Contributions: Each participant may elect to contribute on a pre-tax basis up to 50% of eligible compensation. A participant’s pre-tax contributions may not exceed the dollar amount provided by the Internal Revenue Code (“the Code”), which was $18,000 for 2015. Generally, participants over 50 years of age may elect up to 25% of eligible compensation as an additional pre-tax catch-up contribution, which was limited by the Code to $6,000 in 2015.

The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions generally may not exceed 50% of the participant’s total eligible compensation.

In addition to the ability to make simultaneous tax deferred and after-tax contributions, the Plan also allows for a participant’s contributions to automatically continue on an after-tax basis once the pre-tax contribution limit has been reached for that year. Participants, who elect to continue contributing to the Plan on an after-tax basis, will contribute at the same pre-tax contribution percentage that was in effect when the limit was reached for that year. In determining the amount of pre-tax and after-tax contributions allowed under the Plan, annual compensation limits are imposed by the Code.

Generally, new hires who do not decline enrollment in the Plan within 90 days after first becoming eligible to join the Plan, will be automatically enrolled in the Plan and a pre-tax contribution of 3% will be deducted from the participant’s pay and invested in the T. Rowe Price Retirement fund designed for the participant’s age group.

Generally, the Company contributes on behalf of each eligible participant, an amount equal to 100% of the first 3% and 50% of the next 3% of the participant’s contribution up to 6% of eligible compensation. The amount of any Company matching contributions is subject to certain limitations of the Code. In 2010, the Plan became a safe harbor 401(k) plan.

On November 15, 2015 the Company amended the Plan to increase the pre-tax contribution to 4% for new hires and increased its matching contribution to an amount equal to 100% of the first 4% and 50% of the next 2% of the participant’s contribution up to 6% of eligible compensation. Both of these changes are effective beginning January 1, 2016.

The Plan permits the acceptance of an account balance from another tax-qualified plan or certain individual retirement accounts by means of a direct rollover.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, is adjusted for allocations of the Plan’s investment income (expense) and administrative expenses and is reduced

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

by the amount of participant withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. Except as may be limited by policies concerning excessive short-term trading, each participant can change the investment percentages or transfer all or part of his/her account from one fund to another on a daily basis. The Plan currently offers, in addition to the ACCO Brands Common Stock Fund, a Fully Benefit-Responsive Synthetic Guaranteed Investment Contract (the "SGIC") and various mutual funds as investment options for participants.

Vesting: Participants are always 100% vested in their own contributions as well as any investment earnings on those contributions. Company safe harbor and non-safe harbor matching contributions, as well as any investment earnings on those contributions, are 100% vested immediately.

Notes Receivable from Participants: The current minimum amount a participant can borrow is $1,000 for a principal residence loan and $500 for a general purpose loan. The maximum amount a participant may borrow is the lesser of (1) an amount which, when added to the highest outstanding balance under the Plan loans during the previous 12 months, does not exceed $50,000, or (2) one-half of the participant's vested account balances.

The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. Principal residence loans must be repaid within ten years. Participants can have up to three loans outstanding at any one time, one of which may be a principal residence loan.

Each loan bears a rate of interest equal to the prime rate as reported by Thomson Reuters, as of the last business day of the month prior to the month in which the loan is made. Each loan must be collateralized by a portion of the participant’s account balance and documented by a promissory note payable to the trustee, which is invested in the loan fund. Repayment is made by payroll deductions for so long as the participant is employed by the Company and thereafter by regular installment payments. Loan repayments are invested in accordance with the participant’s investment election in effect at the time of repayment. A one-time loan setup fee of $50 is paid by the participant and is deducted from the participant’s account at the time the loan is processed.

Distributions and Withdrawals: Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after the attainment of age 59½. Distributions and withdrawals are recorded when paid.

Administrative Expenses: Investment management expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. Transaction charges (for loan and certain benefit payment transactions), short-term trading fees and certain record-keeper fees are paid by the Plan by reducing the balances of those participants initiating the transactions. Fees incurred in the administration of the Plan, such as audit fees, legal fees and investment advisory fees, have been paid by the Plan.

Plan Termination: Although it has expressed no intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and the Board of Directors of the Company may terminate the Plan at any time subject to the provisions of ERISA and its related regulations.

NOTE 2. Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 3), other than the Fully Benefit-Responsive Synthetic Guaranteed Investment Contract, which is presented at contract value (see Note 6).

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in such contracts through its investment in the SGIC.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures, and actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in mutual funds, a SGIC and Company common stock. These investments are exposed to various risks, such as interest rate, liquidity, market, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits and participants’ individual account balances.

Payments of Benefits: Benefits are recorded when paid.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are generally received through payroll deductions and the notes are collateralized by the participants’ account balances.

Recent Accounting Pronouncements: In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient," ("ASU 2015-12"), which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments, which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company elected to early-adopt ASU 2015-12 and has applied the provisions retrospectively. The adoption of ASU 2015-12 has resulted in the reduction in the investments at fair value by $1,669,797 and the related adjustment was eliminated for the SGIC within its Statement of Net Assets Available for Benefits as of December 31, 2014. Furthermore, the Company has eliminated its historical disclosure of individual investments, which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type.

NOTE 3. Investment Valuation Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual funds and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets as of December 31, 2015 and 2014 that are measured at fair value on a recurring basis:

	Fair Value Measurements
	at December 31, 2015
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$212,047,323	$—	$—	$212,047,323
Company Stock	3,434,579	—	—	3,434,579
Total assets in the fair value hierarchy	$215,481,902	$—	$—	$215,481,902

	Fair Value Measurements
	at December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$215,249,295	$—	$—	$215,249,295
Company Stock	4,448,883	—	—	4,448,883
Total assets in the fair value hierarchy	$219,698,178	$—	$—	$219,698,178

NOTE 4. Tax Status

The Internal Revenue Service (the "IRS") has determined and informed the Company by letter dated September 26, 2013 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "Code").

Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the U. S. require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or the IRS. The plan administrator has analyzed the tax positions taken by the Plan,

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 5. Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The Company pays certain fees for the administration of the Plan.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these investments qualify as party-in-interest investments. Professional fees and administrative fees paid by the Plan in 2015 and 2014 also qualify as party-in-interest transactions. The investment in ACCO Brands Corporation common stock (“ACCO stock”) is also a party-in-interest investment. At December 31, 2015 and 2014, the value of the ACCO stock held by the Plan within the ACCO Brands Common Stock Fund was $3,434,579 and $4,448,883, respectively, and the number of shares held was 481,562 and 493,463, respectively.

Participants in the Plan are permitted to borrow funds from their vested balance as described in "Note 1. Description of the Plan." These transactions qualify as party-in-interest transactions. Actual fees paid by the Plan for investment management and consulting services, also qualify as party-in-interest transactions and are included in administrative expenses in the accompanying financial statements.

NOTE 6. Fully Benefit-Responsive Synthetic Guaranteed Investment Contract

The Plan holds a SGIC, which consists of units of participation in the Core Conservative Bond Fund (a collective trust fund, the "Collective Trust") managed by Prudential Trust Company and a wrapper contract issued by Prudential Insurance Company of America (the "Wrapper").

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments from the SGIC at contract value due to the contract value guarantee provided to the Plan under the Wrapper. There are no reserves against the contract value for credit risk of the issuer or otherwise.

There are no events that limit the ability of the Plan to transact at contract value as long as the contract remains in force. The investment contract does specify events, which may result in a termination. Such events include Plan termination or merger, early retirement incentive, layoffs, etc. Termination of the contract would cause distributions to be payable at fair value. In addition, Prudential may not cause the contract to be terminated at an amount other than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based upon an agreed-upon formula with the issuer, as defined in the contract agreement, but cannot be less than zero. The interest rates are reviewed on a semi-annual basis for resetting per the contract. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

The fair value of the Wrapper is based upon a comparison of the cost of the Wrapper and current re-bid prices for a similar wrapper contract as of the financial statement date (level 3 inputs). The value of the Wrapper was determined to be zero at December 31, 2015 and 2014.

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per financial statements	$254,395,064	$258,690,208
Deemed distributions for participant loans	(139,101)	(130,017)

Net assets available for benefits per the Form 5500	$254,255,963	$258,560,191

Year Ended
December 31, 2015
Decrease in net assets available for benefits per the financial statements	$(4,295,144)
Deemed distribution of participant loans at end of year	(139,101)
Deemed distribution of participant loans at beginning of year	130,017

Decrease in net assets available for benefits per the Form 5500	$(4,304,228)

SUPPLEMENTAL SCHEDULE

ACCO BRANDS CORPORATION 401(K) PLAN
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2015

Name of plan sponsor: ACCO Brands Corporation
Employer identification number: 36-2704017
Three-digit plan number: 002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
		Mutual Funds
	Eagle Asset Management	Eagle Small Cap Growth Fund Class R5	**	$11,876,613
*	Fidelity Investments	Fidelity Contrafund	**	25,672,790
*	Fidelity Investments	Fidelity Diversified International Fund	**	8,119,102
	Fiduciary Management, Inc.	FMI Large Cap Fund	**	8,773,338
	Goldman Sachs Asset Mgnt	Goldman Sachs Small Cap Value Fund Institutional	**	4,609,164
	Hartford Funds	The Hartford Midcap Fund Class Y	**	6,352,187
	JPM Asset Management	JPMorgan Mid Cap Value Fund Institutional Class	**	6,456,698
	Lazard Asset Management	Lazard Emerging Markets Equity Portfolio Institutional Shares	**	2,242,877
	Loomis Sayles	Loomis Sayles Strategic Income Fund Class N	**	45,200
	PIMCO	PIMCO Total Return Fund Institutional Class	**	11,880,804
	Franklin Templeton Investments	Templeton Foreign Fund Class R6	**	83,118
	T. Rowe Price	T. Rowe Price Capital Appreciation Fund	**	23,828,684
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	**	812,831
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	**	1,092,617
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	**	6,123,351
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	**	11,199,054
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	**	16,615,626
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	**	16,575,750
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	**	11,791,514
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	**	7,108,757
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	**	4,524,279
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	**	1,707,318
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	**	1,385,620
	T. Rowe Price	T. Rowe Price Retirement 2060 Fund	**	16,328
	T. Rowe Price	T. Rowe Price Retirement Balanced Fund	**	1,239,005
	T. Rowe Price	T. Rowe Price Value Fund	**	3,854,288
	Vanguard	Vanguard Extended Market Index Fund Admiral Shares	**	4,016
	Vanguard	Vanguard Institutional Index Fund Institutional Shares	**	18,019,386
	Vanguard	Vanguard Total International Stock Index Fund Admiral Shares	**	37,008
		Fully Benefit-Responsive Synthetic Investment Contract
	Prudential Ins. Co. of America	Wrapper contract #GA-62068	**	—
	Prudential Trust Company	Core Conservative Bond Fund	**	30,422,839
		Common Stock
*	ACCO Brands Corporation	ACCO Brands Common Stock	**	3,434,579
		Participant Loans
*	Participant loans	3.25% - 8.25%, various maturity dates	**	7,003,415
				$252,908,156
* Denotes party-in-interest.
** Participant-directed investment, cost basis disclosure not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee, which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation 401(k) Plan
Date:	June 24, 2016	By:	/s/ Kathleen D. Schnaedter
Kathleen D. Schnaedter
Senior Vice President, Corporate Controller and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Crowe Horwath LLP*

* Filed herewith